Exhibit 99.1

DHT HOLDINGS, INC. AND MMI INVESTMENTS, L.P. REACH AGREEMENT TO RESOLVE PROXY CONTEST AT 2010 ANNUAL MEETING OF STOCKHOLDERS

ST. HELIER, JERSEY, CHANNEL ISLANDS, May 14, 2010 — DHT Holdings, Inc. (“DHT”) (NYSE: DHT) and MMI Investments, L.P. (together with its affiliates, “MMI”), which currently owns approximately 9.7% of DHT’s outstanding shares, today announced that they have reached an agreement that will resolve the proxy contest related to DHT’s 2010 Annual Meeting of Stockholders to be held on June 17, 2010 (the “2010 Annual Meeting”).

Under the terms of the agreement, DHT’s Board of Directors (the “Board”) today expanded the Board from four to five directors and appointed Robert N. Cowen, the director candidate previously nominated by MMI for election to DHT’s Board, as a DHT director in the class of directors whose term expires in 2011. Additionally, MMI will have the right to nominate an additional director at DHT’s 2011 Annual Meeting of Stockholders (the “2011 Annual Meeting”) for a term expiring in 2014 and DHT has agreed to support such nomination. MMI, in return, will terminate its proxy contest and will not nominate any candidates for election as directors at the 2010 Annual Meeting.

In connection with the appointment of the new director to DHT’s Board, MMI has agreed to not solicit proxies in connection with the 2010 Annual Meeting, and to vote its shares in support of all of the Board’s director nominees to be presented at the 2010 Annual Meeting. Additionally, MMI has agreed to abide by certain standstill provisions, including, among other things, not soliciting proxies for or otherwise participating in any contested election relating to DHT directors or submitting any proposal at DHT stockholder meetings through the completion of the 2011 Annual Meeting or, if MMI exercises its right to nominate a director at the 2011 Annual Meeting, until the date that is 120 days prior to the anniversary date of DHT’s 2013 Annual Meeting of Stockholders, with certain exceptions specified in the agreement.

Robert N. Cowen (age 61) has been a shipping industry consultant and investor since January 2008. From February 2007 to December 2007, Mr. Cowen served as Chief Executive Officer of OceanFreight, Inc., a dry-bulk start-up company that went public in April 2007. From October 2005 to December 2006, Mr. Cowen was a partner at Venable LLP law firm in Washington, D.C. where he focused on maritime related legal issues. Prior to that, Mr. Cowen worked for 25 years at Overseas Shipholding Group, Inc. in various positions, including Senior Vice President (from 1993 to January 2005), Chief Operating Officer (from 1999 to January 2005), Secretary (from 1989 to January 2005) and Director (from 1993 to January 2005).

About DHT Holdings, Inc.

DHT Maritime, Inc., a wholly owned subsidiary of DHT Holdings, Inc., operates a fleet of double-hull crude oil tankers. The company’s fleet currently consists of three very large crude carriers, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or ‘‘dwt,’’ two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. The company’s fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and a weighted average age of 9.7 years as of December 31, 2009.

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CONTACT: DHT Holdings, Inc.

Eirik Ubøe, +44 1534 639 759 and +47 412 92 712 info@dhtmaritime.com and eu@tankersservices.com

SOURCE: DHT Holdings, Inc.